

June 12, 2012

Craig dos Santos
Chief Executive Officer
Ascend Acquisition Corp.
360 Ritch Street, Floor 3
San Francisco, CA 94107

> **Re:** **Ascend Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 25, 2012**
> **File No. 333-180090**

Dear Mr. dos Santos:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated April 10, 2012.

General

1. We note the Form 8-K filed May 22, 2012. In an appropriate place in your document, please disclose the material terms of your agreement with Meteor Group and file the agreement as an exhibit.

Business of the Company

Our Vision of Play, page 19

2. Regarding your response to prior comment 6, please disclose the basis for your belief in the penultimate sentence of the first paragraph. In addition:
   - Revise the reference to "[y]our team" in response to the first bullet point to indicate those members of your management that possess the experience you describe. In this regard, it appears that only Messrs. dos Santos, Lewis, and Linden have worked at Tapjoy or Playdom; and
   - Tell us which portion of the supplemental materials provides support for your statement in the second bullet point of our prior comment that iOS "games started to eclipse brand name content in terms of revenue."

Management of the Company

Directors and Executive Officers, page 30

3.   Refer to Section 1 of Exhibit 10.27 that you filed in response to prior comment 21.
        Please disclose the material terms of Mr. Linden's obligations under the Advisor
        Agreement, including the average number of monthly hours in the last sentence of
        Section 1.

Selling Shareholders, page 44

4.   We note your response to prior comment 25; however, you do not directly state that Mr.
        Miller has voting and dispositive power. Please revise in accordance with our prior
        comment.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding the
financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at
(202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions.
If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202)
551-3735.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Mathew Crispino
                                                Staff Attorney

cc: Via E-mail
        David Alan Miller, Esq.
        Graubard Miller